SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Angel Oak Mortgage REIT, Inc.
(Name of Issuer)

Common Stock, par value $0.01 par value per share
(Title of Class of Securities)

03464Y108
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

 (Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Xylem Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,681,869
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,681,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,681,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.40%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,681,869
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,681,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,681,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.40%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,681,869
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,681,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,681,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.40%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D filed by the undersigned on July 1, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed by the undersigned on May 26, 2022 ("Amendment No. 1") and by Amendment No. 2 thereto filed by the undersigned on July 22, 2024 (“Amendment No. 2”, and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D"), with respect to the shares of Common Stock of Angel Oak Mortgage REIT, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2(a)(ii), 4 and 5(a)-(c), as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a)(ii) of the Schedule 13D is hereby amended and restated as follows:

	(ii)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to Xylem ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons and Zachary E. Gozali (collectively, the "Managing Members"); and

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

The Notes Offering for $50,000,000 of the Issuer’s 9.500% Senior Notes due 2029 closed on July 25, 2024, thereby satisfying the sole material condition to the Share Repurchase. Consequently, pursuant to the terms of the Stock Repurchase Agreement, the Share Repurchase of 1,707,922 shares of Common Stock at a price per share of $11.7101, less an amount equal to $50,000.00, for an aggregate amount of $19,949,994.63, is expected to close as soon as practicable following the closing of the Notes Offering.

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 23,290,627 shares of Common Stock, which is the difference obtained by subtracting (i) the 1,707,922 shares of Common Stock repurchased by the Issuer pursuant to the Stock Repurchase Agreement, from (ii) 24,998,549 shares of Common Stock issued and outstanding as of June 18, 2024, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 27, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	See Item 4. Other than as set forth herein, there have been no transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 2.

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: July 29, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Xylem Finance LLC.